Filed by Prime Medical Services, Inc.

pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Prime Medical Services, Inc.

Commission File No.: 333-117102

The following is the transcript of a conference call made by Prime Medical Services, Inc. on July 22, 2004:

Operator:

Good morning and welcome, ladies and gentlemen to the Prime Medical Second Quarter Earnings Conference Call. At this time I would like to inform you that this conference is being recorded and that all participants are on a listen only mode. At the request of the company, we will open up the conference for questions and answers after the presentation. On behalf of Prime Medical, please note that certain statements made during this conference call may be “forward-looking statements” within the meaning of Section 27A of the Security Act of 1933 and Section 21E of the Securities Exchange Act of 1934 including statements regarding our expectations, initiations or strategies regarding the future. You should not place undue reliance on forward-looking statements. All forward-looking statements include this discussion are based on information available to us on this date and we assume no obligation to update any forward-looking statement. It is important to note that our actual results could differ materially from those in the forward-looking statement. You should consult our reports on Form 10-K and other filings under the Securities Act of 1933, the Securities Exchange Act of 1934 [INAUDIBLE] quarter, actual results of this differ materially for those presented. I will now turn the conference over to Brad Hummel. Please go ahead, Mr. Hummel.

Mr. Hummel:

Thank you, Operator. Good morning, everyone. Thanks for joining us. With me this morning is John Barnidge, Chief Financial Officer, Richard Rusk, our corporate Controller and Frederick Johnson, our Senior Staff Analyst. Given our fairly detailed disclosure in the release, we will dispense with the specific review of the P&L and balance sheet, move on to review of operations. Generally, we are quite pleased with the outcome of the quarter. Our urology group performed quite well and we saw strong revenue growth across our specialty vehicle manufacturing unit. Quarterly revenues exceeded $50 million for the first time in the Company’s history and EPS grew significantly, particularly in light of increased and total shares outstanding. In the urology sector, litho procedures for the quarter totaled 8,703. Our organic or existing Prime partnerships generated 7,053 lithotripsies and the Medstone complex contributed 1,650 procedures and 5,298 licensing [INAUDIBLE] from our nonproprietary installed base. Revenue generation in the urology group breaks down as follows: Prime partnerships’ procedure and fees: $15 million; Medstone partnership procedure and fees: $3.4 million [INAUDIBLE] sales $1.4 million. On a contribution basis, the organic operations contributed $4.1 million of [INAUDIBLE] and the acquired or op… Medstone operations and sales contributed $1.5 million dollars. (Clears throat.) Excuse me. Each of these metrics are encouraging to us. Procedure growth on the organic platform suggests we have achieved a high level of post-reengineering stability to partnerships. While the comparable period gains are modest, we are still comparing to periods in which operations were not reengineered or had not been fully impacted by the laws of contracts in CON protected markets like Alabama. We are equally encouraged by stable procedure pricing as well as contract growth. Twenty-four new contracts were added during the quarter, eighteen for lithotripsy and six for PVP green light laser procedures. Results from our first quarter acquisition of Medstone International have tracked to plan and we have transitioned the service structure quite well. Despite the ongoing analysis of our product profile, and unresolved determination of our manufacturing venue, we delivered devices across all of our product lines in the second quarter. Our national prostate therapies initiative also began during the quarter. While paid procedures were modest, less than one hundred, we have now trained over 175 physicians on the device. As we indicated, three new lasers were added during the quarter and we believe utilization will grow as training outcomes awareness and patient education arise.

Our manufacturing group. The manufacturing group provided us with strong revenue upside, driven in large part by improvements in the mobile medical device market and the broad demand for mobile command and control product. All three of our units saw revenue run in advance of plan and backlog has improved across the board. The challenge management faces in this group is to improve margins. We were disappointed by segment yields in all three units although it was not entirely unexpected. Our earlier announced plan — consolidation plan will go a long way to eliminate inef — inefficiency and improve productivity and we are directing time and energy to complete the project on schedule. Recent order activity has been excellent. Backlog is up group-wide by 15% and the markets have more breadth. We announced a few weeks ago a contract award to deliver 13 mobile MRI units to Alliance Imaging UK which we feel is significant on several fronts. First, the project signals opportunity we have long forecasted for European growth. It also fills capacity in a market that has been weak for some five to six quarters and perhaps just as importantly it furthers our strategic alliances with other OEMs, given the technology load for these thirteen units will come from Siemens. We are as well continuing to see broadbased demand for mobile solutions to the command and control requirements of state and local government. This growth is welcome given that some of our more traditional military sales activity has dropped off as resources are allocated to activities in Iraq. We are, of course, looking forward to the pending merger with Healthtronics and the exceptional benefits and opportunities the combination provides. We are confident that we are delivering a merger that is highly accretive to our shareholders, enhances our balance sheet and offers significant strategic potential. We are working through routine regulatory approvals for the merger at present and will keep you posted on our progress. Our balance sheet continues to improve as net capital advanced to $40 million dollars despite cash outlays related to severance costs and other integration expenditures with Medstone, semi-annual bond interest payments and our customarily largest partnership distribution payment period on April 15th. As indicated, we are maintaining our previously stated 2004 guidance relative to our standalone outlook and will advise further guidance upon the completion of the Medstone merger which we anticipate some time in the latter half of the year, of course. Operator, if I may, I’d take questions now and welcome anything from the audience.

Operator:

Thank you. The question and answer session will begin at this time. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press *1 on your push button telephone. If you wish to withdraw your question, please press *2. Your questions will be taken in the order that they are received. Please stand by for your first question.

Operator:	Our first question comes from Darren Lehrich with Piper Jaffrey. Please state your question.

Darren Lehrich:

Thanks, uh, good morning everyone. Just a couple quick questions here. First, maybe if you could just get a little bit in some more detail on the manufacturing business and maybe just talk a little about some of the specific issues that you saw that relates to the margin weakness there and as you look into the back half of the year, um, could you just refresh me as to, you know, what kind of dollars we might see – ah – in terms of savings with a restructuring there.

Mr. Hummel:

Sure. Uh, the, the primary weakness emanated from our command in control unit in Tampa, Florida and I think that is indicative of what we had previously described as a number of related pressures. First, this is a unit that is building product that is somewhat new to the marketplace. It’s the command in control, homeland security related product. As such, I think that the pricing and bidding process is – is somewhat experimental, if I may use that word. We’ve had integration issues and cost-related integration issues hurting us more than producing the customary chassis and [INAUDIBLE] that we are, you know, quite capable of doing and have done historically very profitably. Uh, we’re also absorbing, of course, the SG&A of this excess plant capacity that should resolve itself by virtue of the consolidation. John and I have stated that we believe once we consolidate the Pennsylvania facility and the Sanford facility, we should begin to see, uh, uh, savings upwards of $2 million dollars a year and in the long run, we should be able to improve that as we get a more efficient product profile established and established for lack of better words a stronger pricing matrix with the product that would come as it matures.

Darren Lehrich:

Okay, and maybe just, if I could clarify, you know, as it relates to the pricing in this segment, uh, are you suggesting that ah your pricing isn’t sticking or – or maybe just elaborate a little bit there.

Mr. Hummel:

No, I – I would generally view this as being a market because it’s new, may have more elasticity than we are giving it credit for. I think the issue is we are setting bids against product that is undergoing a lot of change order, and other integration related aspects that we’re just not as comfortable with or as familiar with because the product is new.

Darren Lehrich:	Okay.

Mr. Hummel:	That’s, I guess, our general view.

Darren Lehrich:

Okay, and then if I could just – um, ask a little bit more about the medical device business and I think you’ve alluded uh in some uh public forms that you’d like to move more towards a distribution model in this segment and and uh, I guess that’s a little bit of a new concept for me and just kind of conceptualizing how that works, so maybe just talk a little bit about what you’re headings towards with that and how that works with Healthtronics’ existing manufacturing base.

Mr. Hummel:

Well, I alluded in the comments earlier that we had an unresolved determination of manufacturing venue and as relates our Medstone product line and the integration of the Medstone facilities. That, by and large, is – uh – not complicated but it is more complex when you consider the merger with Medst – or with Healthtronics and the fact that they recently acquired the facilities of HMT. Um, we have stated already that we believe we can save in rationalizing our existing manufacturing facilities between Healthtronics and Prime at least by a million dollars. I think it’s a more opportunistic – um – economic if you consider that we may not have to manufacture at all and that there may be alternatives to the manufacturing uh facilities such as outsourcing which would put us into a device distribution mode which I think may be, in the long run, where we would like to take this business to fully utilize the distribution channel that we feel exists and maximize an already embedded sales and marketing infrastructure. That, that is fundamentally what I’ve been alluding to as I’ve talked about this and we have not taken any decisions that are hard yet in that regard. There’s a lot of analysis that has to be done. There is product support commitments with respect to uh installed base that are that have to be taken into consideration. All of these factors uh uh are . . . are under consideration as we look at an integrated Prime and Healthtronics.

Darren Lehrich:	Okay, and then just lastly a housekeeping question. I’m sorry to keep you so long here.

Mr. Hummel:	[Inaudible]

Darren Lehrich:	Alright. John, cash severance in the quarter, what was that?

John Barnidge:	[Someone else – get back to him.] Darren, I’m going to have to get back to you on that one, it was in excess of a million dollars, so it was about a million two, million three.

Darren Lehrich:	Okay. That – that’s good enough. Thanks very much.

Mr. Hummel:	Okay. Thanks, Darren.

Operator:	Thank you. Our next question comes from Ann Barlow with Southwest Securities. Please state your question.

Ann Barlow:

Yeah. Good morning. Few questions. First, uh, now that we’re going to have a company with combination of Medstone, Healthtronics and Prime, could you guys give me just a summary of the owned technology and owned devices that the combined company will have. Secondly, uh, considering the combined company, has there been any change or any new strategy going forward with your ambulatory surgery center initiative and then, lastly, just, you know, I know it’s a little early, the deal’s not approved yet, but I assume you have some kind of timetable and plan for integration of the new company and kind of wonder what your overall goal to get that integration process done will be.

Mr. Hummel:

Right. Let me give you an idea of what the combined installed base looks like with regards to what we operate. Briefly, its 183 lithotripters, 57 of orthopedic lithotripsy devices, some 25 prostate therapy units, 7 [INAUDIBLE] lasers and at Prime now 10 PVP green light lasers. That is what we consider our revenue generating install base. If your questioning was what the device portfolio looks like . . .

Ann Barlow:	What – what technologies do you actually, you know, control or you have sole control over?

Mr. Hummel:

Well, the technologies that – that are proprietary would include the HMT lithotripsy devices. It would also, which – which are of a spark gap nature and applied to kidney stone lithotripsy and orthopedic lithotripsy. We also have a table portfolio that includes patient management tables that are fairly low cost devices. We have proprietary technology on a cystotable that we refer to as the UroPro Vista and at Medstone we also have the STS lithotripter which is another spark gap based lithotripsy device. Those are our current proprietary technologies.

Ann Barlow:	Okay. Great.

Mr. Hummel:	Okay?

Ann Barlow:	Okay.

Mr. Hummel:	Ann, was there – was there another . . .?

Ann Barlow:	Yes, another question, just the ASC initiative and then the timetable for the integration.

Mr. Hummel:	[Someone else: Inaudible] Let me go first to the ASC issue and that is a good question. We as . . have uh indicated that we have initiatives underway in California and in Texas. The ASC opportunity is something that we are looking at with the combination of Healthtronics and in evaluating where we want to go. I am quite sure that we will proceed with the California project. I think there is some question now as to whether we will proceed with the Texas project and the reason for this is quite simply uh we believe that there are exceptionally good opportunities on our platform that will ultimately require resources and allocation of per – personnel and expense that may have greater yields for us than that type of project we had originally envisioned. That doesn’t mean that the surgery center, and particularly a single specialty model isn’t appealing to us, but the Laredo project was not revealing itself to be sustainable on a single specialty basis and therefore was becoming a little inconsistent with what we had hoped to achieve in terms of marketplace pursuit. So that’s the status of our surgery center initiative right now and I think that we will have more to say about that endeavor once we get combined.

Mr. Barnidge:

Ann, with respect to the combination with Healthtronics, we’re hopeful that we can have a deal closed by September 30th and if you, if you assume that date then we feel like integration is going to take the better part of nine months.

Ann Barlow:	Okay.

Mr. Hummel:

There will be a – good deal of movement in the first quarter and second quarter as well. We, in Austin, are planning on – on the integration now. We have uh we have teams set up by functions so that when we are effective and when we are a combined entity that we can move quickly and and uh get these synergies converted and and get the companies integrated as quickly as possible.

Ann Barlow:	I assume that you have adequate uh office space in Austin to get everybody under one roof?

Mr. Hummel:	Yes, yes, we do, Ann.

Ann Barlow:	Okay. Great. Thanks.

Mr. Hummel:	Thank you.

Operator:	Thank you. Our next question comes from Elie Radinsky with Citigroup. Please state your question.

Elie Radinsky:	Yeah. It’s Elie.

Mr. Hummel:	Hi, Elie.

Elie Radinsky:	First of all, congratulations on this quarter.

Unknown:	Thanks, Elie.

Elie Radinsky:

Thank you. Just the first question I have is is, you know, now that the urology restructuring is now complete, can you just enlighten us of the number of new urologists that you have added to your litho partnerships and just going forward, you know, with [INAUDIBLE] obviously Medstone had a few partnerships as well. Is there any restructuring that needs to go on there and then when Healthtronics gets merged with with you, uh, is there going to be additional restructuring there? Uh, just try to give us in a broad brush stroke what your thoughts are for the number of new urologists and uh new litho partnerships that you’re planning on adding.

Mr. Hummel:

First question, I can’t answer that without some additional research on the . . . with the question being, in reengineering, how many [INAUDIBLE] partners have [INAUDIBLE] relative to new partners that have been added. I can get that to you. I don’t have that on me.

Elie Radinsky:	Okay, do you happen to know just based on the quarter? This quarter alone?

Mr. Hummel:

Well, I, I do not have the base on it. I’m sorry. With respect to specific positions. I can get that for you. Uh, the the issue of of how many uh partners . . . partnerships we would anticipate this evolving to uh is is something that we have said reflects to a large degree a very mature industry uh and there will not be a lot of new partnership formation although we do expect to be able to complement existing partnerships in some urban markets and so forth but it is a, as you know, a fairly mature market and our greatest advances will be by putting other, for lack of better words, therapies and processes into the distribution channel. Uh, we have already addressed a reengineering in one of the acquired Medstone partnerships. Treasure Valley has been reengineered and we are confident that Healthtronics has addressed the lions’ share of the reengineering issue which is what we refer to as establishing an equity equity equilibrium and that they have reported on independently oh themselves over the course of the last number of years . . . quarters anyway, so we’re pretty comfortable and, frankly, would not have advanced the combination if we had not been able to get our hands around that particular aspect of the business.

Elie Radinsky:	Oh.

Mr. Hummel:	Does that answer completely what you asked about?

Elie Radinsky:	Yeah, just [INAUDIBLE] get back to me on the number of additional urologists. I just want to see if I can track that relative to our revenue growth.

Mr. Hummel:	Okay. Will do.

Elie Radinsky:	Excellent. Well, thank you very much.

Mr. Hummel:	Thanks, Eli.

Operator:	Thank you. Our next question comes from Darryll Chan from Gulf International Bank. Please state your question.

Darryll Chan:

Right. I’ve just got a question regarding the cash flow position of the company. If you can just give me an idea as to the operating cash flow of the free cash flows as well as the cash position for this quarter that would be great.

Mr. Barnidge:

Uh, we’d be happy to. Uh, cash flow from operations at 6/30 was uh approximately $15 million. The cash position at June 30th was uh a little over $4 million dollars and our free cash flow of . . . is at Prime is running at approximately $13 million dollars a year.

Darryll Chan:	What about the um total debt um situation at present?

Mr. Hummel:

Total debt is a hundred and and ten million point seven and that consists of the hundred million dollars of 8-3/4% subordinated debentures. There’s another seven million dollars of partnership level equipment notes and there’s a mortgage on our office headquarters of about $3.7 million, I believe.

Darryll Chan:	And how much of that is current?

Mr. Hummel:	[Unknown person speaking inaudibly] The current portion is three million dollars.

Darryll Chan:	Okay, that’s fine. Thanks a lot.

Operator:	Thank you. Our next question comes from Mitra Ramgopal with Fidelity and Company. Please state your question.

Mitra Ramgopal:

Yes. Hi, good morning, guys. Just a couple of questions . . . uh with [INAUDIBLE] controls you mentioned pricing procedure [INAUDIBLE] litho business as remaining stable uh if you see that changing or discontinuing uh [INAUDIBLE] last couple of quarters and also with regards to the reorganization especially the command control homeland security area, the savings you expect to get is that in your guidance of 46 to 47 cents?

Mr. Hummel:

To the first question, we have no reason given our strong wholesale position or dominant wholesale position to envision that that pricing would be pressured downward and we’ve had some ten, eleven quarters now very stable pricing at the wholesale level. Uh, no, the the articulated savings from the plant consolidation is not in the ‘04 guidance specifically because we do not expect to have much benefit until we get into ‘05.

Mitra Ramgopal:	Okay and is the . . .?

Mr. Hummel:	This is the fourth quarter completion on that plan consolidation plan, Mitra.

Mitra Ramgopal:	Thanks, and is the Medstone acquisition fully integrated or you still have some more work to do?

Mr. Hummel:

By and large I would say that it is fully integrated. Uh, there is still some question with respect to uh where we’re manufacturing and assembling devices but operationally and administratively, it is all but complete.

Mitra Ramgopal:	Okay. Thanks.

Mr. Hummel:	You’re welcome.

Operator:	Ladies and gentlemen, as a reminder, should you have a question, please press *1 at this time.

Ladies and gentlemen, as a final reminder should you have a question, please press *1 at this time. Thank you. Our next question again comes from Darryll Chan with Gulf International Bank. Please state your question.

Darryll Chan:	Hi, there. Um, just wanted to clarify the cash position again. Uh, you mentioned just now that the . . . that the cash position as of June 30th is $4 million is that correct?

Mr. Hummel:	That’s correct.

Darryll Chan:	But but so the cash position has deteriorated by $10 million. Can you [INAUDIBLE] any ideas as to what that has been used for?

Mr. Hummel:

Yes, I can, Darryll. This is this is, as Fred said earlier in his discussion uh this quarter is a somewhat unusual quarter for us – not unusual – but it’s an expected quarter for us in that we have the bond interest payment. We have a, we have two partnership distributions that occurred during this quarter. If you, our position partners in the U.S., Darryll, you know we have a big tax payment day on April 15 . . .

Darryll Chan:	Uh-huh.

Mr. Hummel:

And so we typically try to schedule our distribution to our partners to help . . . to help them accommodate those tax payments. Uh, we had some severance payments related to the Medstone acquisition that were uh paid during this quarter as well.

Darryll Chan:	Okay. That’s fine.

Mr. Hummel:	That really takes care of it right there.

Darryll Chan:	Okay.

Mr. Hummel:

Cap X was minimal this quarter. I believe we had about a million seven in Cap X. It was not extraordinary. In fact it was less than last quarter but that was another part of it but that those are the main components of the . . . of the cash usage.

Darryll Chan:	Okay. That’s fine.

Mr. Hummel:

I want, I want to remind you though that net working capital has increased. We’re approximately $40 million dollars of some . . . an improvement of some 18% since the year end 12/31 and I will also tell you that we uh have not made any draws in our senior line, senior credit facility. It’s still zero.

Darryll Chan:	Okay. That’s good. Thanks a lot.

Operator:	Thank you. If there are no further questions, I will turn the conference back to Mr. Hummel.

Mr. Hummel:	I just want to thank everybody for uh joining us this morning and we look forward to updating you on the progress with regards to the Healthtronics merger and uh we’ll see you next quarter.

Thanks very much.

Operator:	Ladies and gentlemen, this concludes our conference of today. Thank you all for participating and have a nice day. All parties may now disconnect.

INVESTOR NOTICES

This transcript includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations. All statements included in this transcript that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed merger,

•	effective integration of the two companies,

•	future financial performance, and

•	other matters which are discussed in Prime’s and HealthTronics’ filings with the SEC.

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the companies’ control.

HealthTronics filed a Registration Statement on Form S-4 with the SEC on July 2, 2004 that includes a joint proxy statement/prospectus of Prime and HealthTronics containing information about the proposed merger and related matters. HealthTronics’ Registration Statement on Form S-4 and the joint proxy statement/prospectus of Prime and HealthTronics included in the Form S-4 have not yet been finalized. Stockholders are urged to read the joint proxy statement/prospectus carefully, as it will contain important information that stockholders should understand before making a decision about the merger. The joint proxy statement/prospectus (when a final version is available), as well as other past and future filings containing information about the merger transaction and each corporation, can be obtained without charge at the SEC’s website (www.sec.gov). Copies of the joint proxy statement/prospectus, when available, and Prime’s and HealthTronics’ past and future SEC filings will also be obtainable, without charge, from John Q. Barnidge, Prime Medical Services, Inc., 1301 Capital of Texas Highway, Suite 200B, Austin, Texas 78746 (with respect to Prime’s filings) and from Martin J. McGahan, HealthTronics Surgical Services, Inc., 1841 West Oak Parkway, Suite A, Marietta, Georgia 30062 (with respect to HealthTronics’ filings).

Prime, HealthTronics, their directors and executive officers and certain of their members of management and employees may be deemed to be “participants in the solicitation” of proxies from the stockholders of Prime and HealthTronics in connection with the merger. Information regarding those participants and their interests in the merger may be obtained by reading the joint proxy statement/prospectus included in the Registration Statement on Form S-4 when it is filed with the SEC. In addition, information regarding such persons and their interests in Prime and HealthTronics is included in the proxy statements for each corporation’s most recent annual shareholders meetings which have been filed with the SEC and are available as described above.